SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Highlights of 2002, 3 rd Quarter Results

(Rio de Janeiro, November 7, 2002) — PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s biggest oil & gas, petrochemicals and energy company announces to the following is information concerning the financial statements for 3rd quarter 2002, according to generally accepted Brazilian accounting principles.

                                          (1)Includes the indebtedness of Special Purpose Companies, which PETROBRAS has used to obtain financing on a project finance basis.

The 13% increase in crude oil and NGL production in relation to the same period of 2001, considerably higher than the industry average, was the highlight of the 3rd quarter 2002.This allowed export volumes of oil and oil derivatives to increase by 59% in relation to those of the same period last year.

This performance had a positive impact on net operating revenue, and gross profit, compensating partly for the effects of the Real devaluation in relation to the US Dollar.

In spite of the strong growth of net operating revenues and gross profit, there was a reduction in operating profit as a result higher indirect taxes and administrative expenses, and non-reimbursable expenses with contractual contingencies related to thermal-electric plant consortia.

Net income reached R$2,368 million, 45% higher than that of the 3rd Quarter 2001, pushed by the effect of currency devaluation on investments in foreign subsidiaries and by the positive tax effect of the provision for payment of interest on own capital.

Net debt on September 30 reached R$28,730 million, an increase of 50% in relation to the amount as of June 30, principally as a result of the devaluation of the currency in comparison to the US dollar (37%).

Rio de Janeiro, November 8th, 2002

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

João Pinheiro Nogueira Batista
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8th, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.